UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 26, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Nova Receives Significant Order for its NovaMARS OCD Software Solution From Leading Edge Memory Manufacturer”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova Receives significant order for its NovaMARS OCD software solution from leading edge memory manufacturer

The solution will be implemented in 1X NAND and 2X DRAM technology nodes

Rehovot, Israel – June 26, 2013 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced today that a leading edge memory manufacturer recently placed a significant order for multiple software licenses of its NovaMARS 3D modeling solution. This order represents a significant milestone in the Company’s effort to diversify its product portfolio towards software solutions which cater for the industry’s most complicated process challenges.

The advanced modeling software will be used with both existing as well as new models of metrology systems, and is part of a multiphase process of upgrading a large fleet of new and existing tools with 3D Optical CD licenses. The solution will enable advanced process control at 1X technology nodes for NAND and 2X technology nodes for DRAM.

The need for 3D Optical CD metrology is driven by the aggressive device scaling at 1X NAND and 2X DRAM. In order to reduce signal crosstalk between neighboring metal lines and improve Advanced Process Control capabilities, there is need to move from solid (1D) to MLT (3D) Optical CD measurements. Nova MARS’ enhanced version, including Nova’s Holistic Metrology approach, enables this functionality, and will be activated on existing and new fleets of metrology tools in both DRAM and NAND advanced lines.

“We are pleased to see the growing adoption of 3D Optical CD metrology for process control and are happy to assist one of the leading memory manufacturers in meeting the current and future challenges of high end memory production”, said Eitan Oppenhaim, Executive Vice President of Global Business and CEO-elect at Nova. “The memory market is in a state of extending the current design as much as possible as the industry prepares for the move to 3D NAND and 3D DRAM gates. Nova’s unique experience and leadership in 3D Optical CD metrology worldwide, enables smooth implementation of this process control scheme for memory customers, as their processes become more complex. This order is testament to the success of our strategic software development efforts.”

The company also reported that it expects most of the already booked solutions to be installed during the second half of 2013.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is: www.novameasuring.com

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to our lease agreements; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; risks related to quarterly fluctuations in our operating results; risks related to the extremely competitive market we are operation in; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 11, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.